United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 11-K

______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-34195

______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company

1800 Hughes Landing Boulevard, Suite 800

The Woodlands, TX 77380

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	10

SIGNATURES	11

EXHIBIT INDEX	12

NOTE:

All other schedules required by Section 2520 .103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Layne Christensen Company Capital Accumulation Plan

The Woodlands, Texas

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Doeren Mayhew

Houston, Texas

June 23, 2017

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

_____________________________________________________________________________________________

	2016	2015
ASSETS:
Investments − at fair value:
Mutual funds	$85,593,539	$85,348,217
Common/collective trust fund	19,328,062	18,294,349
Layne Christensen Company Common Stock	1,970,599	1,599,811
Total investments	106,892,200	105,242,377

Receivables:
Notes receivable from participants	2,334,649	2,531,503
Participant contributions	170,619	176,167
Employer contributions	94,818	96,407
Total receivables	2,600,086	2,804,077

Cash	55,636	207,071

Total assets	109,547,922	108,253,525

LIABILITIES:
Accrued administrative expenses	76,750	142,362
Total liabilities	76,750	142,362

NET ASSETS AVAILABLE FOR BENEFITS	$109,471,172	$108,111,163

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

_____________________________________________________________________________________________

ADDITIONS:
Contributions:
Participant contributions	$5,788,663
Employer contributions	2,972,812
Rollover contributions	260,597

Total contributions	9,022,072

Investment income:
Net appreciation in fair value of investments	3,306,029
Dividend and interest income	4,614,631

Net investment income	7,920,660

Other income	267,582
Interest income on notes receivable from participants	74,152

Total additions	17,284,466

DEDUCTIONS:
Benefits paid to participants	15,695,921
Administrative expenses	228,536

Total deductions	15,924,457

INCREASE IN NET ASSETS	1,360,009

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	108,111,163

End of year	$109,471,172

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

_____________________________________________________________________________________________

1.	DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General  — The Plan is a defined contribution plan and is administered by Layne Christensen Company and a 401(k) Investment Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Bank of America, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility  — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (“Layne”) become eligible for membership in the Plan after completion of three months of service.

Contributions  — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% of eligible compensation up to limitations imposed by the Internal Revenue Code (IRC). Employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution” in accordance with the Plan document. Additionally, the Plan allows Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each Plan year Layne may make a matching contribution as follows: 1) 100% of the participant’s basic contributions to the extent that such basic contributions do not exceed 3% of the participant’s compensation; and 2) 50% of the participant’s basic contributions to the extent that such basic contributions exceed 3% but do not exceed 5% of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of Layne’s profit-sharing contribution. This discretionary contribution is determined annually by the Board of Directors of Layne and is based on a stated percentage, if any, of participants’ eligible compensation. No profit-sharing contribution was made for the year ended December 31, 2016.

Investments  — The Plan has several types of investment funds available as investment options for participants including a Layne common stock account, a common/collective trust fund and several mutual funds.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Layne contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

Participant Accounts and Vesting  — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. Participant contributions, Layne matching contributions, Layne profit-sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason.

Forfeited Accounts  — Upon distribution, forfeitures from employer contributions become available to the Plan and should be fully applied toward employer contributions, per the Plan document. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $13,325 and $10,711, respectively. During the year ended December 31, 2016, no Plan expenses or employer contributions were reduced by forfeited non-vested accounts.

Notes Receivable from Participants  — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits  — Benefits are payable in a single lump sum or installments from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½, or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of lump sum or installments. Terminated participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan. Unless timely election is made, terminated participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and terminated participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Plan Administrator.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their elective deferrals account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or to prevent eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The 401(k) Investment Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

Other Income  — In situations where record keeping revenue received in connection with the Plan’s administration exceeds agreed upon compensation, the record keeper will use the funds to offset Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting  — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates  — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties  — The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition  — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion on the fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants  — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and expensed as incurred.  Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits  — Benefit payments to participants are recorded upon distribution.

Administrative Expenses  — Administrative expenses of the Plan are paid by the Plan or Layne as provided in the Plan document.

Accounting Pronouncements Adopted — In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I eliminated the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value.  Part II eliminated the requirements to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits.  Part II also simplified the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks.  Part III is not applicable to the Plan.

ASU 2015-12 is effective for fiscal year beginning after December 15, 2015, with retrospective application required.  As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques  — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used to value the Plan’s Common Stocks or Mutual Funds at December 31, 2016 and 2015. With the Plan’s adoption of ASU 2015-12 in the current plan year, the investment in Common/Collective Trust Fund is valued at contract value. This change was made retrospectively.

Common Stocks  — The Plan’s investment in Layne Christensen Company Common Stock is valued at quoted market prices as determined by closing sales prices reported on the active market on which the securities are traded on the last business day of the year.

Mutual Funds  — Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Fund  — The Federated Capital Preservation Fund (the “Capital Preservation Fund”) is a common/collective trust fund that invests principally in guaranteed investment contracts, separate account guaranteed investment contracts, synthetic guaranteed investment contracts and a money market mutual fund, which are intended to maintain a constant net asset value of $10 per unit.  The Plan’s investment in the Capital Preservation Fund is valued based on the Plan’s share of the underlying net assets. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Capital Preservation Fund, plus credited earnings, less participant withdrawals. The investment objective of the Capital Preservation Fund is stability of principal and high current income. There is no unfunded commitment and there is no redemption notice period, except related to certain employer-initiated events.

The Capital Preservation Fund is valued at fair value. Fair value of the stable value fund is valued at the cost of its underlying investments plus accrued interest less amounts withdrawn to pay benefits.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Fair Value Measurements at December 31, 2016, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2016 Total

Layne Christensen Company Common Stock	$1,970,599	$—	$—	$1,970,599
Mutual funds	85,593,539	—	—	85,593,539
Common/collective trust fund	—	19,328,062	—	19,328,062

Total	$87,564,138	$19,328,062	$—	$106,892,200

	Fair Value Measurements at December 31, 2015, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2015 Total

Layne Christensen Company Common Stock	$1,599,811	$—	$—	$1,599,811
Mutual funds	85,348,217	—	—	85,348,217
Common/collective trust fund	—	18,294,349	—	18,294,349

Total	$86,948,028	$18,294,349	$—	$105,242,377

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Transfers between Levels  — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2016 and 2015, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 10% or more of the Plan’s net assets available for benefits as of December 31, 2016 and 2015, are as follows:

	2016	2015
Federated Capital Preservation Fund	$19,328,062	$18,294,349
PIMCO Total Return Fund (1)	—	17,552,006
Western Asset Core Plus Fund	13,690,099	—
Invesco Charter Fund	12,621,551	12,309,705
BlackRock Basic Value Fund (2)	11,726,002	—

(1) This investment met the 10% or more threshold in 2015, but did not in 2016.
(2) Represents a party-in-interest to the Plan. This investment met the 10% or more threshold in 2016, but did not in 2015.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Bank of America, N.A. is a subsidiary of Bank of America Corporation, which has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Common Stock includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2016 and 2015, the Plan held 181,288 and 304,147 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $2,622,993 and $3,615,427, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2016.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, Layne has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated March 20, 2012 indicating the Plan and related trust were designed in accordance with the applicable regulations of the IRC requirements.

Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to tax examinations for years prior to 2013. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2016 and 2015, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2016, is as follows:

	December 31, 2016	December 31, 2015

Net assets available for benefits per the financial statements	$109,471,172	$108,111,163
Adjustment from contract value to fair value for common collective trust fund	-	(36,454)
Total net assets per the Form 5500	$109,471,172	$108,074,709

Increase in net assets per the financial statements	$1,360,009
Adjustment from contract value to fair value for common collective trust fund - December 31, 2015	36,454

Net income per Form 5500	$1,396,463

9.	SUBSEQUENT EVENT

Effective as of January 1, 2017, Layne stock was frozen within the Plan.  Existing Layne shares remain in participant accounts until liquidated or paid in-kind.  All future contributions towards Layne stock from January 1, 2017 forward were mapped into a managed portfolio of moderate risk investments.

*  *  *  *  *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

EMPLOYER ID NO: 48-0920712

PLAN NO: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, or Lessor	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Layne Christensen Company	Layne Christensen Company Common Stock Common Stock	**	$1,970,599
	Federated	Federated Capital Preservation Fund Common/Collective Trust	**	19,328,062
	Oakmark	The Oakmark Equity & Income Fund Mutual Fund	**	4,624,574
	Invesco	Invesco International Growth Fund Mutual Fund	**	2,479,176
	Invesco	Invesco Charter Fund Mutual Fund	**	12,621,551
	Hartford	Hartford Mid Cap Value Fund Mutual Fund	**	3,641,311
	Western Asset	Western Asset Core Plus Fund Mutual Fund	**	13,690,099
	Mainstay	Mainstay Large Cap Growth Fund Mutual Fund	**	7,464,718
	Oppenheimer	Oppenheimer Developing Markets Fund Mutual Fund	**	1,211,518
	JPMorgan	JPMorgan Small Cap Equity Fund Mutual Fund	**	3,363,846
	Wells Fargo	Wells Fargo Govt Securities Fund Mutual Fund	**	3,848,934
*	BlackRock	BlackRock S&P 500 Index I Mutual Fund	**	7,826,746
	MFS	MFS International Value Fund Mutual Fund	**	6,797,745
	Franklin	Franklin Small-Mid Cap Growth Fund Mutual Fund	**	4,835,725
*	BlackRock	BlackRock Global Allocation Fund Mutual Fund	**	1,461,594
*	BlackRock	BlackRock Basic Value Fund Mutual Fund	**	11,726,002
*	Plan Participants	Participant loans Interest rates ranging from 3.25% to 8.25%; maturity dates through September 2029.		2,334,649

	TOTAL			$109,226,849

*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

	By	Layne Christensen Company

DATE: June 23, 2017	By	/s/ J. Michael Anderson
J. Michael Anderson
Senior Vice President and Chief Financial Officer

DATE: June 23, 2017	By	/s/ Tony Robertson
Tony Robertson Director – Global Benefits

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firm